FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Special Report of Foreign Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of
The Securities and Exchange Act of 1934

For the date of November 8, 2004

SIGNET GROUP plc
(Translation of registrant's name into English)

Zenith House
The Hyde
London NW9 6EW
England
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

SIGNET GROUP plc

2. Name of shareholder having a major interest

CAPITAL GROUP COMPANIES INC ("CG")

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

NON BENEFICIAL INTEREST. PLEASE SEE LETTER BELOW FROM CG.

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PLEASE SEE LETTER BELOW.

5. Number of shares / amount of stock acquired

NOT STATED.

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

0.5p ORDINARY SHARES

10. Date of transaction

NOT STATED.

11. Date company informed

08.11.04

12. Total holding following this notification

SEE BELOW.

13. Total percentage holding of issued class following this notification

SEE BELOW.

14. Any additional information

-

15. Name of contact and telephone number for queries

ANNE KEATES 0870 9090301

16. Name and signature of authorised company official responsible for making this notification

Date of notification

08.11.04

LETTER FROM THE CAPITAL GROUP COMPANIES, INC.

As of 4 November 2004

Signet Group plc

	No. of Shares	Percent of Outstanding
The Capital Group Companies, Inc. ("CG") holdings	226,404,941	13.06
Holdings by CG Management Companies and Funds:
Capital Guardian Trust Company	18,038,000	1.04
Capital International Limited	204,949,605	11.82
Capital International S.A.	2,297,910	0.13
Capital International, Inc	1,119,426	0.06

Schedule A

Schedule of holdings in Signet Group plc

As of 4 November 2004

Capital Guardian Trust Company

Registered Name	Local Shares
State Street Nominees Limited	224,000
Chase Nominees Limited	7,384,200
Midland Bank plc	168,100
Nortrust Nominees	10,235,500
RBSTB Nominees Ltd	26,200
TOTAL	18,038,000

Schedule B

Capital International Limited

Registered Name	Local Shares
State Street Nominees Ltd	3,490,900
Bank of New York Nominees	60,586,937
Northern Trust	14,032,240
Chase Nominees Ltd	36,860,980
Midland Bank plc	2,079,400
Bankers Trust	3,660,187
Barclays Bank	1,077,400
Citibank London	157,600
Morgan Guaranty	4,353,200
Nortrust Nominees	36,440,592
State Street Bank & Trust Co	11,812,358
Deutsche Bank AG	14,545,691
HSBC Bank plc	13,415,800
Mellon Bank N.A.	196,600
KAS UK	385,920
Bank One London	1,853,800
TOTAL	204,949,605

Schedule B

Capital International S.A.

Chase Nominees Limited	1,851,210
Midland Bank plc	56,700
Royal Bank of Scotland	273,000
Lloyds Bank	117,000
TOTAL	2,297,910

Schedule B

Capital International Inc.

Nortrust Nominees	1,021,426
HSBC Bank plc	98,000
TOTAL	1,119,426

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                 SIGNET GROUP plc

                                                               By: /s/ Walker Boyd

                                                               Name: Walker Boyd
                                                                              Title: Group Finance Director

Date:   November 8, 2004